                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

                                  ANNUAL REPORT
          PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT 1934





                      FOR THE YEAR ENDED DECEMBER 31, 2001

                                     001-496
                            (Commission File Number)






                                  TITLE OF PLAN

           BETZDEARBORN INC. EMPLOYEE STOCK OWNERSHIP AND 401(k) PLAN

               ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN

                              HERCULES INCORPORATED
                                 Hercules Plaza
                            1313 North Market Street
                            Wilmington Delaware 19894

           BETZDEARBORN INC. EMPLOYEE STOCK OWNERSHIP AND 401(k) PLAN
                 FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                          at December 31, 2001 and 2000

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                      for the year ended December 31, 2001


                          NOTES TO FINANCIAL STATEMENTS

                             SUPPLEMENTAL SCHEDULE:
           Schedule H, Part IV, Item 4i - Assets (Held at End of Year)


                        REPORT OF INDEPENDENT ACCOUNTANTS

                                  EXHIBIT INDEX

           BETZDEARBORN INC. EMPLOYEE STOCK OWNERSHIP AND 401(k) PLAN
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                                      (Dollars in thousands)
                                           December 31,
                                         2001         2000
                                       --------     --------
                ASSETS
Investments                            $205,933     $299,133
Contribution receivable - Employer          244          295
Cash                                          1           47
                                       --------     --------
   Total Assets                         206,178      299,475

              LIABILITIES
Accrued interest payable                    244          295
Loan payable                             86,461       91,000
                                       --------     --------
   Net Assets Available for Benefits   $119,473     $208,180
                                       ========     ========


   The accompanying notes are an integral part of these financial statements.

           BETZDEARBORN INC. EMPLOYEE STOCK OWNERSHIP AND 401(k) PLAN
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                                                          (Dollars in thousands)
                                                                Year Ended
ADDITIONS:                                                  December 31, 2001
                                                            -----------------
(Decrease in) additions to net assets attributable to:
Investment (loss) income
        Net depreciation in fair value of investments           $ (95,531)
        Interest                                                    4,182
Contributions:
        Participant                                                11,802
        Employer                                                   20,124
                                                                ---------
                Net Additions                                     (59,423)
                                                                ---------
DEDUCTIONS:
  Deductions from net assets attributable to:
        Benefits paid to participants                              13,694
        Interest expense                                           10,499
        Loan payable prepayment penalty (Note 4)                    5,086
        Administrative expenses                                         5
                                                                ---------
                Total Deductions                                   29,284
                                                                ---------
                Net Decrease                                      (88,707)
NET ASSETS AVAILABLE FOR BENEFITS:
        Beginning of year                                         208,180
                                                                ---------
        End of year                                             $ 119,473
                                                                =========


   The accompanying notes are an integral part of these financial statements.

           BETZDEARBORN INC. EMPLOYEE STOCK OWNERSHIP AND 401(K) PLAN
                          NOTES TO FINANCIAL STATEMENTS

1.      DESCRIPTION OF PLAN AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    The following description of the BetzDearborn Inc. Employee Stock Ownership and 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

    The Plan is a defined contribution plan, which covers substantially all domestic employees of the former BetzDearborn Inc. who have attained age 21. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

    The BetzDearborn 401(k) program was previously integrated with the Employee Stock Ownership Plan (ESOP). Under the 401(k) provisions of the Plan, employees can contribute on a pretax basis 2% to 15% of salary, the first 6% being matched 50% by Hercules Incorporated (the Company) in the form of Hercules Incorporated common stock.

    Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's matching contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. A participant is 100% vested after 5 years of credited service. Each participant's account is credited with the participant's contribution, the Company's contribution and the Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

    After satisfying the 401(k) matching contributions, dividends and other obligations stated in the Plan, the remaining allocable common shares are allocated to individual participants' accounts as of December 31st of each plan year based on the participants' eligible compensation as a percentage of total eligible compensation. The number of shares released for allocation in a plan year is equal to the number of previously unreleased shares multiplied by a fraction. The numerator of the fraction is the amount of principal and interest paid on the loan for the Plan year, and the denominator of the fraction is the sum of the numerator plus the principal and interest to be paid on the loan for all future plan years during the term of the loan. If this allocation is not sufficient to satisfy the 401(k) contributions and dividends the Company is required to fund the shortfall. For the year ended December 31, 2001 the Company released a sufficient number of shares to meet matching requirements.

    The Plan currently offers eleven mutual funds and the common stock of the Company as investment options for participants. Investment securities are exposed to various risks, such as interest rate, market, and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

    The assets of the Plan are held by Putnam Fiduciary Trust Company (the Trustee). The Trustee also performs record keeping for the Plan.

    The Plan includes an employee loan provision authorizing participants to borrow up to 50% of withholdings and earnings, up to $50 thousand. The loans are executed by promissory notes and have a minimum term of 12 months and a maximum term of 60 months. The loans bear interest at a rate of 2% over prime, set on the first day of each quarter. The loans are repaid over the term in monthly installments of principal and interest by payroll deduction. A participant also has the right to repay the loan in full at any time without penalty.

    At December 31, 2001 forfeited nonvested accounts totaled $38 thousand. These accounts will be used to reduce future employer contributions. Also, in 2001, employer contributions were reduced by $23 thousand from forfeited nonvested accounts.

           BETZDEARBORN INC. EMPLOYEE STOCK OWNERSHIP AND 401(K) PLAN

                          NOTES TO FINANCIAL STATEMENTS

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

    The financial statements of the Plan are prepared under the accrual method of accounting. The Plan's investments are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end. The fair value of the common stock of Hercules Incorporated is based upon the price at which the stock market closed on the New York Stock Exchange on the last business day of the year.

    Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

    Withdrawals are recorded upon distribution.

    The Plan presents in the statement of changes in net assets available for benefits under the net appreciation (depreciation) in fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

    Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

2.      INVESTMENTS

        The fair value of the Plan's investments that represent five percent or more of net assets available for benefits at December 31, 2001 or 2000 are as follows:

                                          (Dollars in thousands)
                                              2001         2000
                                          --------     --------
Hercules Incorporated Common Stock(1)     $ 19,734     $ 39,326
Hercules Incorporated ESOP Stock(2)         54,992      105,406
Putnam International Growth Fund(3)          6,345        8,054
Putnam Fund for Growth & Income(4)          25,273       27,211
Putnam New Opportunities Fund(5)            14,762       20,583
Putnam Voyager Fund(6)                      37,584       50,487
Putnam U.S. Government Fund(7)               7,273        5,858
Putnam S&P 500 Index Fund(8)                10,987       10,683
Putnam Money Market Fund(9)                 18,132       17,854

(1)   1,973,423 and 2,062,747 shares, respectively.
(2)   5,499,153 and 5,529,486 shares, respectively.
(3)   318,094 and 324,750 shares, respectively.
(4)   1,423,006 and 1,391,136 shares, respectively.
(5)   351,812 and 343,853 shares, respectively.
(6)   2,115,021 and 2,111,525 shares, respectively.
(7)   564,256 and 458,357 shares, respectively.
(8)   394,517 and 337,217 shares, respectively.
(9)   18,131,584 and 17,853,920 shares, respectively.

           BETZDEARBORN INC. EMPLOYEE STOCK OWNERSHIP AND 401(K) PLAN
                          NOTES TO FINANCIAL STATEMENTS


      During 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $95,531 thousand as follows:

                                              (Dollars in thousands)
Common Stock                                      $ (67,368)
Mutual Funds                                        (28,163)
                                                  ---------
                                                  $ (95,531)
                                                  =========

3.      NONPARTICIPANT-DIRECTED INVESTMENTS

      Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

                                                                (Dollars in thousands)
                                                   December 31, 2001           December 31, 2000
                                               Allocated    Unallocated     Allocated     Unallocated
                                               ---------    -----------     ---------     -----------
Net Assets:
Investments in Hercules Incorporated Common
Stock                                           $ 21,508      $ 33,438      $ 37,118      $ 68,288
Contribution receivable                               --           244            --           295
Accrued interest payable                              --          (244)           --          (295)
Loan payable                                          --       (86,461)           --       (91,000)
                                                --------      --------      --------      --------
                                                $ 21,508      $(53,023)     $ 37,118      $(22,712)
                                                ========      ========      ========      ========

Changes in Net Assets:                                    Year Ended
                                                      December 31, 2001
                                                  Allocated     Unallocated
                                                  ---------     -----------
Net depreciation in fair value of investments     $(18,014)     $(30,901)
Employer contributions                                  --        20,124
Benefits paid to participants                       (1,524)           --
Interest expense                                        --       (10,499)
Loan payable prepayment penalty                         --        (5,086)
Allocation of shares under ESOP provision            3,949        (3,949)
Transfer to other investment options                   (21)           --
                                                  --------      --------
Net Decrease                                      $(15,610)     $(30,311)
                                                  ========      ========

           BETZDEARBORN INC. EMPLOYEE STOCK OWNERSHIP AND 401(K) PLAN
                          NOTES TO FINANCIAL STATEMENTS

4.      ESOP LOAN, COMPANY LOAN GUARANTEE, AND EMPLOYER CONTRIBUTIONS

        The ESOP loan is secured by the unallocated shares of Hercules Incorporated Common Stock and is guaranteed by the Company. At December 31, 2001, the Plan held 3,228,690 unallocated shares of Common Stock with a fair value of $32,287 thousand. The Company is required to make sufficient contributions to the Plan to enable it to service its indebtedness. Interest was incurred on the loan at 11.95% from November 14, 2000 to January 22, 2001 and 12.95% from January 23, 2001 to December 31, 2001. Debt service contributions paid to the ESOP during 2001 and 2000 totaled approximately $20,124 thousand and $10,136 thousand, respectively, including dividends of $3,450 thousand in 2000 and prepayment penalties of $5,086 thousand in 2001. An additional contribution of $244 thousand has been accrued by the Plan and is included in the contribution receivable recorded at December 31, 2001.

        In May 2001 the Company completed the sales of its hydrocarbon resins business and select portions of its rosin resins business to Eastman Chemical Company (Eastman) and of its peroxy chemicals business to GEO Specialty Chemicals Inc. (GEO). As part of the Company's existing bank agreement, a portion of the proceeds from both sales were used to directly pay down the ESOP debt. The prepayments made as a result of the Eastman and GEO sales were $9,845 thousand and $3,582 thousand, respectively. The prepayments were applied on a pro-rata basis to reduce future principal payments on the ESOP loan.

           BETZDEARBORN INC. EMPLOYEE STOCK OWNERSHIP AND 401(K) PLAN
                          NOTES TO FINANCIAL STATEMENTS

        In December 2001, the Plan entered into a loan agreement with the Company under which it was agreed that the Plan could borrow money from the Company up to $86,461 thousand as evidenced by Promissory Notes. Concurrent with and under the loan agreement, the Plan borrowed $11,000 thousand from the Company, payable in annual installments of $200 thousand with the final payment of $7,400 thousand due on December 31, 2019.

5.      RELATED-PARTY TRANSACTIONS

        Certain Plan investments are share of mutual funds managed by the Trustee, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for the investment management services amounted to $5 thousand for the year ended December 31, 2001.

        In accordance with the Plan document, the Company will pay substantially all administrative expenses reasonably incurred in connection with the Plan. It is impractical to allocate common expenses of the Company and the Plan. However, certain employees of the Company are involved in the operation of the Plan.

6.      TAX STATUS

        The United States Treasury Department advised on April 2, 1999, that the Plan as amended through April 9, 1998 is a qualified plan under Section 401(a) of the Internal Revenue Code and whose trust is therefore exempt from Federal income taxes under provisions of Section 501(a) of the code. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and currently being operated in compliance with the applicable provisions of the Internal Revenue Code.

7.      SUBSEQUENT EVENTS

        On April 28, 2002, pursuant to a Stock and Asset Purchase Agreement executed February 12, 2002 (the Agreement), the Company sold its BetzDearborn Water Treatment Business to GE Specialty Materials (GESM), a unit of General Electric Company (the Water Treatment Business sale). As a result of this transaction, the Company undertook certain actions to facilitate the Water Treatment Business sale, as summarized below.

        On April 24, 2002, the Board of Directors of Hercules approved the merging of the BetzDearborn Inc. Employee Stock Ownership and 401(k) Plan (the BetzDearborn Plan) into the Hercules Incorporated Savings and Investment Plan, effective March 1, 2002. In addition, the BetzDearborn Plan Trust was transferred from BetzDearborn Inc. to Hercules.

        Also effective with the closing of the sale of the BetzDearborn Water Treatment Business, the Board of Directors amended the BetzDearborn Plan to facilitate BetzDearborn Plan participants who are Water Treatment Business employees (the Inactive Participants) to make direct account rollovers to the GE 401(k) Plan, including: (i) full and immediate vesting of all account balances coincident with the closing of the Water Treatment Business sale, (ii) permitting transfers from Hercules stock accounts without restraint, (iii) allowing retention of the right to have Hercules stock accounts distributed in the form of stock certificates, and (iv) allowing the retention of the account balances and loans under the Hercules Savings and Investment Plan.

        In conjunction with the Water Treatment Business sale, the Company prepaid the remaining $75,461 thousand of the ESOP loan. Concurrent with the settlement of the debt obligation to Prudential, the Plan borrowed the additional $75,461 thousand from the Company under the aforementioned loan agreement. The promissory note requires quarterly payments of $250,000 with any remaining principal balance payable on December 31, 2020.

           BETZDEARBORN INC. EMPLOYEE STOCK OWNERSHIP AND 401(k) PLAN
                        SUPPLEMENTAL SCHEDULE H, ITEM 4I
                          ASSETS (HELD AT END OF YEAR)
                                DECEMBER 31, 2001

                                                                                   (Dollars in thousands)
                                                Description of Investment
                                                 Including Maturity Date,
                                                 Rate of Interest, Par or
                                                        Maturity Value                             Current
Identity of Issue, Borrower, or Similar Party              (shares)                 Cost            Value
----------------------------------------------------------------------------------------------------------
Common Stock:
*Hercules Incorporated ESOP Stock                          5,499,153            $ 158,709         $ 54,992
*Hercules Incorporated Common Stock                        1,973,422               36,450           19,734
Mutual Funds:
*Putnam Asset Allocation - Growth Fund                                                               1,677
*Putnam Asset Allocation - Balanced Fund                                                             1,687
*Putnam Asset Allocation - Conservative Fund                                                           841
*Putnam OTC Emerging Growth Fund                                                                     3,734
*Putnam International Growth Fund                                                                    6,345
*Putnam Fund for Growth & Income                                                                    25,273
*Putnam New Opportunities Fund                                                                      14,762
*Putnam Voyager Fund                                                                                37,584
*Putnam U.S. Government Fund                                                                         7,273
*Putnam S&P 500 Index Fund                                                                          10,987
*Putnam Money Market Fund                                                                           18,132
Loan Fund:
* Putnam Loan Fund (with maturity dates
    between 12 and 60 months)                            10.5% - 11.5%                               2,912
----------------------------------------------------------------------------------------------------------
                    TOTAL                                                                        $ 205,933
==========================================================================================================

*  Indicates party-in-interest to the Plan.

                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors,
Hercules Incorporated,
Wilmington, Delaware


In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the BetzDearborn Inc. Employee Stock Ownership and 401(k) Plan (the "Plan") at December 31, 2001 and December 31, 2000, and the changes in net assets available for benefits for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audits of the statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP
Philadelphia, Pennsylvania 19103
June 24, 2002

                                   SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

                BETZDEARBORN INC. EMPLOYEE STOCK OWNERSHIP AND 401(k) PLAN

                                           /s/ Edward V. Carrington
                                           ------------------------------------
                                           Edward V. Carrington
                                           Vice President
                                           Human Resources and Corporate
                                           Resources Group
                                           Plan Administrator
                                           June 28, 2002

                                  EXHIBIT INDEX

  NUMBER     DESCRIPTION

    23       Consent of Independent Accountants